Exhibit 4.12

[LOGO] UPDATA CAPITAL

August 9, 2004

PRIVILEGED & CONFIDENTIAL

Mr. Ian Bonner
Executive Chairman
Commtouch Software Ltd.

1300 Crittenden Lane, Suite 103

Mountain View, CA 94043

Dear Ian:

We are pleased to confirm the arrangements under which Updata Capital, Inc. (“Updata”) is exclusively engaged by Commtouch Software Ltd. (“Commtouch” or the “Company”) as its financial advisor in a Transaction (as defined below) involving the Company, on the terms and conditions set forth below.

Section 1. Services to be Rendered. In connection with this engagement, Updata shall, as appropriate:

(a)	advise and assist the Company in analyzing and evaluating the business, operations and financial position of the Company;

(b)	advise and assist the Company with respect to defining objectives, analyzing strategic alternatives and potential acquisition or merger partners, and structuring and planning the Transaction;

(c)

assist the Company in preparing a descriptive memorandum or presentation to be utilized in discussions with prospective parties to the Transaction, which will describe the Company in such detail as may be appropriate under the circumstances;

(d)

contact prospective Transaction partners for the Company listed in Annex B to this letter, as such list may be added to from time to time upon agreement between the parties hereto, and arrange meetings with such companies;

(e)	advise and assist the Company in negotiating the terms and conditions of the Transaction and in consummating a Transaction; and

(f)	perform such other financial advisory services as Updata and the Company may from time to time agree upon.

Updata Capital, Inc.

125 Half Mile Road • Red Bank, New Jersey 07701 • 732-945-1000 Fax: 732-945-1001

www.updata.com

Commtouch Software Ltd.

August 9, 2004

Section 2. Compensation. The Company will pay Updata the following fees for the performance of the Services listed in Section 1 above:

(a)	A non-refundable Retainer fee of $40,000, one half of which is payable in cash upon execution of this agreement and the other half 30 days thereafter.

(b)

In the event a Transaction involving the sale or merger of the Company is consummated (whereby the Company is the party being acquired) with a party listed in Annex B (as amended from to from time to time by adding names upon agreement of the parties hereto), the Company will pay Updata a “Transaction Fee,” payable in cash, upon consummation of the Transaction, against which any Retainer paid will be credited. The Transaction Fee shall equal the greater of (i) $300,000 and (ii) the sum of 2% of the first ten million dollars of Aggregate Value (defined below), plus 3% of the next ten million dollars of Aggregate Value, plus 4% of all Aggregate Value beyond the first twenty million dollars of Aggregate Value received initially and subsequently under said Transaction. Except in the event of a second step merger or similar transaction, as discussed below, and notwithstanding Section 7 below, upon consummation of sale or merger of the Company hereunder and payment of the above Transaction Fee to Updata, this agreement shall terminate automatically, except for terms that explicitly survive termination of this agreement.

(c)

In the event a Transaction involving an acquisition by the Company is consummated with a party listed in Annex B, the Transaction Fee payable in cash upon consummation of the Transaction will equal $250,000 for an acquisition where the Aggregate Value is less than $10 million, and $300,000 for an acquisition where the Aggregate Value is greater than $10 million. In either case the Retainer paid will be credited against the success fee. If multiple Transactions are consummated, the Transaction Fee due for each will be calculated separately.

(d)

In the event a Transaction is consummated with Sybari Software or Finjan Software, the Transaction Fee otherwise due in Section 2(b) or (c) will be a flat $225,000. The Retainer paid will be credited against the success fee.

(e)

If both parties hereto later agree in writing, Updata shall provide the Company’s Board of Directors with a Fairness Opinion relating to the Transaction. The Opinion Fee will be $100,000 in cash, half to be paid upon agreement to provide a Fairness Opinion, and half upon the delivery of such Opinion. Any such Fairness Opinion shall be limited to the fairness from a financial point of view of the consideration received by the Company’s shareholders pursuant to the Transaction. The nature and scope of Updata’s

Commtouch Software Ltd.

August 9, 2004

analysis as well as the form and substance of the Fairness Opinion shall be such as Updata deems appropriate.

For purpose of clarification, the Company retains sole discretion as to the whether or not to enter into a Transaction, and Updata irrevocably and unconditionally waives the right to claim a Transaction Fee or any other damages based on the Company’s determination – for any reason – not to enter into any proposed Transaction.

The ‘Aggregate Value’ of the Transaction shall equal the value of all consideration received or to be received per share of the seller’s common stock/ordinary shares (the Company’s or another party if the Company is the acquirer) (the “per Share Consideration”) pursuant to the Transaction multiplied by the seller’s (the Company’s or another party if the Company is the acquirer) Fully Diluted shares outstanding, plus the value of any debt, capital lease, and preferred stock obligations of the seller assumed, retired or defeased by the acquirer in connection with the Transaction. “Fully Diluted” shares outstanding shall be defined as (i) the total number of common shares/ordinary shares outstanding, plus (ii) the total number of common shares/ordinary shares that would be issued upon conversion of any securities convertible into common shares including, but not limited to, all outstanding vested stock options of the seller, provided the conversion price of each such security immediately prior to the closing of a Transaction is at least equal to the per Share Consideration. A convertible security with a conversion price less than the per Share Consideration immediately prior to the closing of a Transaction shall not be included in the calculation of Fully Diluted shares; instead, such convertible securities shall be valued at the greater of their stated balance sheet value or the price paid by the buyer to assume or cancel such convertible securities. In the case of a Transaction in which the Per Share Consideration consists of a publicly traded common stock, the Per Share Consideration shall be computed based on the closing price of such common stock at the end of the trading day immediately before the announcement of the Transaction. If a Transaction occurs where the Per Share Consideration consists of securities that do not have an existing public trading market, the value of the securities shall be the mutually agreed upon lair market value immediately prior to the closing of the Transaction. If a Transaction results from a sale of all or substantially all of the Company’s assets or acquisition by the Company of all or substantially all of another party’s assets, the ‘Aggregate Value’ of the Transaction shall equal the value of all consideration received by the seller, plus the value of any debt, capital lease, and preferred stock obligations assumed by the buyer, retired or defeased in connection with the Transaction.

Any amounts to be paid contingent upon future events shall be estimated for the purposes of calculating the Transaction Fee at an expected value mutually agreeable to the Company and Updata at the time of closing; any amounts held in escrow shall be deemed paid at closing. If the Company and Updata are unable to mutually agree on the amount of the Transaction fee to be paid for the portion that is contingent, such payments will be calculated and paid if and when such contingent payments are made. No fees and

Commtouch Software Ltd,

August 9, 2004

expenses payable to any other financial advisor either by the Company or by any other entity shall reduce or otherwise affect the fees payable hereunder to Update.

Without limiting the generality of the foregoing, it is understood that the Aggregate Value of any Transaction resulting in the purchase of more than 50% of the Company’s voting stock, or another parry’s voting stock if the Company is the acquirer, will be computed based upon the actual consideration paid for purposes of determining when the full Transaction Fee is payable. Nevertheless, if the Company decides to proceed with a second-step merger or similar transaction, our advisory efforts pursuant to this letter will continue after the first step is completed to assist you with the second step merger or similar transaction. In this case, the portion of Updata’s fees relating to that portion of the transaction will be payable upon the closing of such transaction.

For purposes of this agreement, the term ‘Transaction” shall include (whether in one or a series of transactions), (a) any sale to one or more parties of all or substantially all of the stock or assets of the Company, (b) any purchase of all or substantially all of the stock or assets of another company by the Company, (c) a merger or other business/strategic combination involving the Company and one or more parties, (d) any sale to one or more parties of any right to all or substantially all of the revenues or income of the Company, or of the Company’s anti-spam Gateway and Detection Center source codes by way of a negotiated purchase, lease, license, exchange or other means, or (e) any acquisition by the Company of any right to all or substantially all of the revenues or income of another company, or of another company’s source code by way of a negotiated purchase, lease, license, exchange or other means, (f) any other form of transaction or disposition which results in the effective sale of the principal business and operations of the Company by the current owners, and (g) any other form of transaction or disposition which results in the effective purchase of the principal business and operations of another party by the Company.

Section 3. Assignment. Any activities of Update Capital under this Agreement that may require registration as a securities broker or dealer may be assigned by Update Capital in its discretion to Update Securities, Inc. (“USI”), so long as (i) USI remains a wholly owned subsidiary of Update, (ii) USI remains registered as a broker and dealer with the U.S. Securities and Exchange Commission, and (iii) USI remains a member in good standing of NASD.

Any assignment by Update of any activity or activities to USI pursuant to the preceding sentence shall not increase or otherwise affect the aggregate amount of compensation payable to Updata and USI, collectively, for any services performed under this Agreement, although Update and USI shall to the extent practicable arrange to have compensation payable to USI for any such activity or activities performed by USI paid directly to USI.

Commtouch Software Ltd.

August 9, 2004

Section 4. Expenses. In addition to compensation payable pursuant to Section 2, the Company shall reimburse Updata periodically, promptly upon request, in an amount not to exceed $5,000, for all reasonable out-of-pocket airfare, hotel, courier and long distance telephone/fax expenses incurred by Updata in connection with this engagement, including fees and expenses of its legal counsel, if any, and other advisor retained by Updata (it being understood that the retention of any such advisor, other than legal counsel, will be made with the Company’s prior consent). These expenses shall be paid regardless of whether or not the Transaction is consummated. For any prospective expense exceeding the total $5,000 expense reimbursement hereunder, Updata shall receive the Company’s prior written approval before incurring the expense.

Section 5. Confidentiality. No advice or Fairness Opinion rendered by Updata, whether formal or informal, may be disclosed, orally or in writing, in whole or in part, or summarized, excerpted from or otherwise referred to, except with respect to the Company’s management team, board of directors, shareholders and other advisors of the Company, without Updata’s prior written consent. Notwithstanding the foregoing, Updata consents to the reproduction and inclusion of the Fairness Opinion in full in any proxy or information statement relating to the Transaction, provided that Updata and its counsel have had a reasonable opportunity to review the same before any submission or distribution thereof.

In connection with Updata’s engagement and provision of the Services, the Company will furnish Updata with all information concerning the Company which Updata reasonably deems appropriate, and will provide Updata with access to the Company’s officers and key employees, directors, accountants, counsel and other representatives (collectively, the “Representatives”), it being understood that Updata will rely solely upon such information supplied by the Company and its Representatives, and on information available from generally recognized public sources, without assuming any responsibility for independent investigation or verification thereof, or for the accuracy or completeness of such information. All non-public information concerning the Company given to Updata in connection with this engagement will be used solely in the course of the performance of the Services hereunder and will be treated confidentially by Updata and its representatives for so long as it remains non-public, all in accordance with the non-disclosure undertaking entered into by Updata and the Company. Except as otherwise required by law or regulatory authority, Updata will not use or disclose this information without the prior written consent of the Company. In the event Updata is subpoenaed or receives any other request permitted by court or government regulation for such information, it will notify the Company prior to complying with or responding to the subpoena or request. Upon the completion, termination or expiration of this agreement or upon demand therefor by the Company, Updata (i) will deliver to the Company all copies of any and all information without demand therefor, and (ii) will not retain any information without the express prior written consent of the Company.

Commtouch Software Ltd.

August 9,2004

Section 6. Indemnity. Since Updata will be acting on behalf of the Company in connection with engagement hereunder, the Company and Updata agree to the indemnity provisions and other matters set forth in Annex A attached hereto, which is incorporated by reference into this agreement. The terms and provisions of Annex A shall survive any termination or expiration of this agreement.

Section 7. Term and Termination. Updata’s engagement hereunder may be terminated after six months after the date of this letter, with or without cause, by either Updata or the Company upon ten days’ prior written notice thereof to the other party; provided, however, that in the event of any termination of Updata’s engagement hereunder by the Company, Updata will continue to be entitled to the full amount of any applicable Transaction Fee provided for herein in the event that at any time prior to the expiration of one year after any such termination the Company consummates, or enters into an agreement providing for a Transaction with a party listed in Annex B or in Section 2 of this letter; and provided, further, that no termination of Updata’s engagement hereunder shall affect the Company’s obligations to pay the accrued Transaction and/or other fees and expenses to the extent provided for herein, and to indemnify Updata and certain related persons and entities as provided in Annex A.

Section 8. Public Announcements. The Company acknowledges that Updata may, at its option and expense after announcement of the Transaction, place announcements and advertisements or otherwise publicize the Transaction and Updata’s role in it (which may include the reproduction of the Company’s logo and hyperlink to the Company’s Website) on Updata’s Website and in such financial and other newspapers and journals as it may choose, stating that Updata has acted as financial advisor to the Company in connection with the Transaction.

Furthermore, if requested by Updata, the Company shall, after announcement of the Transaction, include a mutually acceptable reference to Updata in any press release or other public announcement made by the Company regarding the matters described in this agreement.

Section 9. Governing Law. In connection with this engagement, Updata is acting as an independent contractor and not in any other capacity, with duties owing solely to the Company. All aspects of the relationship created by this agreement shall be governed by and construed in accordance with the laws of New Jersey, applicable to contracts made and to be performed therein, without regard to its principles of conflicts of laws.

We are delighted to accept this engagement and look forward to working with you on this assignment. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this agreement.

Commtouch Software Ltd.

August 9, 2004

Very truly yours,

UPDATA CAPITAL, INC.

By:	/s/ Ira D. Cohen

Name:	Ira D. Cohen
Title:	Managing Director

Accepted and agreed to as of the date first written above:

COMMTOUCH SOFTWARE LTD.

By:	/s/ Ian Bonner

Name:	Ian Bonner
Title:	Executive Chairman

Annex A

Annex A

INDEMNIFICATION AGREEMENT

August 9, 2004

Update Capital, Inc.

125 Half Mile Road

Red Bank, New Jersey 07701

Gentlemen:

In connection with the engagement of Update Capital, Inc. (“Update”) to advise and assist the undersigned (referred to herein as “we”, “our” or “us”) with the matters set forth in the letter agreement dated August 9, 2004 between us and Updata (the “Engagement Agreement”), we hereby agree to indemnify and hold harmless Update, its affiliated companies, and each of Updata’s and such affiliated companies’ respective officers, directors, agents, employees and controlling persons (within the meaning of each of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933) (each of the foregoing, including Updata, being hereinafter referred to as an “Indemnified Person”) to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements and other charges of counsel), actions (including actions brought by us or our equity holders or derivative actions brought by any person claiming through us or in our name), proceedings or investigations (whether formal or informal), or threats thereof (all of the foregoing being hereinafter referred to as “Liabilities”), based upon, relating to or arising out of such engagement or any Indemnified Person’s role therein, including, without limitation, any Liabilities which may arise out of the financial opinion which Updata has agreed to render pursuant to the Engagement Agreement; provided, however, that we shall not be liable under this paragraph: (a) for any amount paid in settlement of claims without our consent, unless our consent is unreasonably withheld, or (b) to the extent that it is finally judicially determined that such Liabilities resulted primarily from the willful misconduct or negligence of the Indemnified Person seeking indemnification. In connection with our obligation to indemnify for expenses as set forth above, we further agree to reimburse each Indemnified Person for all such expenses (including reasonable fees, disbursements and other charges of counsel) as they are incurred by such Indemnified Person; provided, however, that if an Indemnified Person is reimbursed hereunder for any expenses, the amount so paid shall be refunded if and to the extent it is finally judicially determined that the Liabilities in question resulted primarily from the willful misconduct or negligence of such Indemnified Person. We hereby also agree that neither Updata nor any other Indemnified Person shall have any liability to us (or anyone claiming through us or in our name) in connection with Updata’s engagement by us except to the extent that such Indemnified Person has engaged in willful misconduct or been grossly negligent.

Promptly after Update receives notice of the commencement of any action or other proceeding in respect of which indemnification or reimbursement may be sought hereunder, Updata will notify us thereof; but the omission so to notify us shall not relieve us from any obligation hereunder unless, and only to the extent that, such omission results in our forfeiture of substantive rights or defenses. If any such action or other proceeding shall be brought against any Indemnified Person, we shall, upon written notice given reasonably promptly following your notice to us of such action or proceeding, be entitled to assume the defense thereof at our expense with counsel

Annex A

chosen by us and reasonably satisfactory to such Indemnified Person; provided, however, that any Indemnified Person may at its own expense retain separate counsel to participate in such defense. Notwithstanding the foregoing, such Indemnified Person shall have the right to employ separate counsel at our expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such Indemnified Person, (i) there are or may be legal defenses available to such Indemnified Person or to other Indemnified Persons that are different from or additional to those available to us, or (ii) a difference of position or potential difference of position exists between us and such Indemnified Person that would make such separate representation advisable; provided, however, that in no event shall we be required to pay fees and expenses under this indemnity for more than one firm of attorneys (in addition to local counsel) in any jurisdiction in any one legal action or group of related legal actions. We agree that we will not, without the prior written consent of Updata, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by Updata’s engagement (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise or consent includes an unconditional release of Updata and each other Indemnified Person from all liability arising or that may arise out of such claim, action or proceeding.

If the indemnification of an Indemnified Person provided for hereunder is finally judicially determined by a court or competent jurisdiction to be unenforceable for reasons other than the judicially determined willful misconduct or negligence of Updata, then we agree, in lieu of indemnifying such Indemnified Person, to contribute to the amount paid or payable by such Indemnified Person as a result of such Liabilities in such proportion as is appropriate to reflect me relative benefits received, or sought to be received, by us and/or our shareholders on the one hand and by Updata on the other from the transactions in connection with which Updata has been engaged. If the allocation provided in the preceding sentence is not permitted by applicable law and Updata’s willful misconduct or negligence is judicially determined to not be the sole cause of the Liabilities, then we agree to contribute to the amount paid or payable by such Indemnified Person as a result of such Liabilities in such proportion as is appropriate to reflect not only the relative benefits referred to in such preceding sentence but also the relative fault of us and of such Indemnified Person. Notwithstanding the foregoing, in no event shall the aggregate amount required to be contributed by all Indemnified Persons taking into account our contributions as described above exceed the amount of fees actually received by Updata pursuant to such engagement, except to the extent mat it has engaged in willful misconduct or gross negligence. The relative benefits received or sought to be received by us on the one hand and by Updata on the other shall be deemed to be in the same proportion as (a) the total expected, or if consummated, actual value of the transaction with respect to which Updata has been engaged bears to (b) the fees paid and payable to Updata with respect to such engagement.

The rights accorded to Indemnified Persons hereunder shall be in addition to any rights that any Indemnified Person may have at common law, by separate agreement or otherwise.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW JERSEY APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE. WE HEREBY CONSENT, SOLELY FOR THE PURPOSE OF ALLOWING AN INDEMNIFIED PERSON TO ENFORCE ITS RIGHTS HEREUNDER, TO PERSONAL JURISDICTION AND SERVICE AND VENUE IN ANY COURT OF PROPER JURISDICTION IN WHICH ANY CLAIM FOR WHICH INDEMNIFICATION MAY BE SOUGHT HEREUNDER IS BROUGHT AGAINST UPDATA OR ANY OTHER INDEMNIFIED PERSON. We and Updata also hereby irrevocably waive any right we and Updata may have to a dial by jury in respect of any claim based upon or

Annex A

arising out of this agreement. This agreement may not be amended or otherwise modified except by an instrument signed by both Updata and us. If any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision of this agreement, which shall remain in full force and effect. If there is more than one indemnitor hereunder, each indemnifying person agrees that its liabilities hereunder shall be joint and several. Each Indemnified Person is an intended beneficiary hereunder.

The foregoing indemnification agreement shall remain in effect indefinitely, notwithstanding any termination of Updata’s engagement.

Very truly yours,

/s/ Ian Bonner

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Signature:

Ian Bonner

——————————

Name:

EXEC CHAIRMAN

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Title:

Commtouch, Inc.

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Company:

Acknowledged and Agreed to:

Updata Capital, Inc.

/s/ Ira D. Cohen

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Managing Director